As filed with the Securities and Exchange Commission on January 17, 2014. Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

GRUPO SANBORNS, S.A.B. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032	Jorge U. Juantorena, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York, 10006 (212) 225-2758

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Series B-1 shares of common stock of Grupo Sanborns, S.A.B. de C.V.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$322.00
(1)	For the purpose of this table only the term “unit” is defined as 100 American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet – American Depositary Shares

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 10, 11 and 15
(iii) The collection and distribution of dividends	Articles number 4, 9, 10 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 10, 11, 13 and 15
(v) The sale or exercise of rights	Articles number 9, 10 and 15
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 9, 10, 12 and 15
(vii) Amendment, extension or termination of the deposit agreement	Articles number 17 and 18
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 13
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4 and 6
(x) Limitation upon the liability of the depositary	Articles number 3, 9, 15 and 18

3. Fees and Charges	Articles number 3 and 6

Item - 2. Available Information

The foreign private issuer furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2014 among Grupo Sanborns, S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Letter agreement among Grupo Sanborns, S.A.B. de C.V. and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of American Depositary Shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 17, 2014.

Legal entity created by the agreement for the issuance of American Depositary Shares representing Series B-1 shares of common stock of Grupo Sanborns, S.A.B. de C.V.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Grupo Sanborns S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Mexico City, Mexico on January 17, 2014.

Grupo Sanborns S.A.B. de C.V.

By: /s/ Omar Lugo Andere

Name: Omar Lugo Andere

Title: Pro-Secretary of the Board of Directors

By: /s/ Mario Bermudez Davila

Name: Mario Bermudez Davila

Title: Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Omar Lugo Andere and Mario Bermudez Davila, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 17, 2014.

Name	Title

/s/ Patrick Slim Domit	Chief Executive Officer
Patrick Slim Domit

/s/ Mario Bermudez Dávila	Chief Financial Officer
Mario Bermudez Dávila

/s/ Carlos Slim Domit	Chairman
Carlos Slim Domit

/s/ Carlos Slim Helú	Director
Carlos Slim Helú

/s/ Johanna Monique Slim Domit	Director
Johanna Monique Slim Domit

/s/ Isaac Massry Makash	Director
Isaac Massry Makash

/s/ Ángel Eduardo Peralta Rosado	Independent Director
Ángel Eduardo Peralta Rosado

/s/ Juan Antonio Pérez Simon	Independent Director
Juan Antonio Pérez Simon

/s/ Antonio Cosio Pando	Independent Director
Antonio Cosio Pando

/s/ José Kuri Harfush	Independent Director
José Kuri Harfush

/s/ Juan Rodríguez Torres	Independent Director
Juan Rodríguez Torres

/s/ Juan Domingo Beckman Legorreta	Independent Director
Juan Domingo Beckman Legorreta

/s/ Pablo Roberto González Guajardo	Independent Director
Pablo Roberto González Guajardo

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of ____________, 2014 among Grupo Sanborns, S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among Grupo Sanborns, S.A.B. de C.V. and The Bank of New York Mellon relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.